UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

________________________________________________________________________________________________

ENERGEN CORPORATION
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

29265N108
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,790,768
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,790,768
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,790,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%
14.	Type of Reporting Person (See Instructions): PN, IA

CUSIP No. 29265N108

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,790,768
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,790,768
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,790,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%
14.	Type of Reporting Person (See Instructions): IN, HC

This Amendment No. 7 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017, as previously amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Energen Corporation, an Alabama corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4. Purpose of Transaction

On September 12, 2017, the Issuer filed a lawsuit against Corvex in the Circuit Court of Jefferson County, Alabama seeking, among other things, to enjoin Corvex from calling, and seeking a declaratory judgment that no shareholder, including Corvex, was entitled to call, a special meeting of shareholders of the Issuer for the purpose of expanding the size of the Board or nominating individuals to fill any vacancies created as a result of such expansion.  In a ruling issued by the Circuit Court on October 31, 2017, the court determined that, under Alabama law and the Certificate of Incorporation of the Issuer (the “Charter”), the Board has the sole right, to the exclusion of shareholders, to determine the number of directors on the Board within the ranges specified in the Charter, and to fill any vacancies that may be created through the increase in the size of the Board.  The court also enjoined Corvex from taking steps to call a special meeting for the foregoing purposes.

Corvex believes the ruling is contrary to the weight of applicable authority, as well as sound corporate policies in that it results in a limitation on shareholders’ ability to determine the composition of the Board of their company.  Corvex intends to promptly appeal this decision to the Alabama Supreme Court and, if the Alabama Supreme Court determines that shareholders such as Corvex have the right to call special meetings to expand the Board and nominate directors, Corvex will then evaluate whether to call such a special meeting.

In addition to the forgoing and while awaiting a decision on its appeal, Corvex will continue to express to the current Board its views on opportunities to maximize shareholder value, and intends to evaluate nominating persons for election to the Board at the next Annual Meeting of the Issuer (at which 4 of 9 directors will stand for election).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate, which may include further discussions with the Issuer regarding matters previously disclosed in this Schedule 13D as well as seeking direct discussions with, and changes or additions to, the Board. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 9,790,768 Shares, which collectively represent approximately 10.1% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 9,790,768 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 97,197,175 Shares outstanding as of July 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2017.

The previously disclosed listed American-style call options referencing an aggregate of 415,200 Shares with an exercise price of $60 per Share that were sold by Corvex expired by their terms on October 20, 2017.

In addition, as previously disclosed, Corvex has sold listed American-style put options referencing an aggregate of 415,200 Shares with an exercise price of $40 per Share, which expire on January 19, 2018.

(c) Except as set forth herein, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2017	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: November 3, 2017	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister